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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc. d/b/a MUFG

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas – 6th Floor
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Mansfield (212) 405-7311
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 REGISTRATIONS BRANCH 11

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-15(e) (3).*

CONFIDENTIAL

AFFIRMATION

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) and subsidiary as of and for the year ended December 31, 2015 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

February 24, 2016

Mr. William R. Mansfield — Date

Chief Executive Officer

Title

Subscribed and sworn to before me on
this 24th day of February 2016

Notary Public
SANDRA TREUSDELL
Reg # 02TR 6227938
Exp. 9/7/2018
Westchester County

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)
(SEC I.D. NO. 8-43026)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) and Subsidiary (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. and Subsidiary as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2016

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS		
Cash and cash equivalents	$	102,626
Cash segregated under federal and other regulations		22,000
Collateralized agreements:		
Securities borrowed		7,114,164
Securities purchased under agreements to resell, net		23,933,272
Deposits with clearing organizations and others		57,201
Receivables:		
Brokers, dealers and clearing organizations		136,852
Customers		277
Affiliates		6,419
Financial instruments owned, at fair value ($389.2 million pledged)		2,656,154
Interest receivable		36,173
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $10.5 million)		40,160
Deferred tax assets, net		22,800
Other assets		39,073
TOTAL ASSETS	$	34,167,171
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short term borrowings		1,048,040
Collateralized agreements:		
Securities loaned		2,053,328
Securities sold under agreements to repurchase, net		27,051,500
Payables:		
Brokers, dealers and clearing organizations		91,577
Customers		6,979
Affiliates		36,929
Financial instruments sold, but not yet purchased, at fair value		2,915,614
Interest payable		18,169
Accrued expenses and other liabilities		105,872
Total liabilities		33,328,008
Liabilities subordinated to claims of general creditors		220,000
Commitments and contingencies (see Footnote 14)		-
STOCKHOLDER'S EQUITY:		
Common stock, no par value and additional paid-in-capital; 10,000 shares authorized, 4,690 shares issued and outstanding		469,000
Retained earnings		150,192
Acccumulated other comprehensive loss		(29)
Total stockholder's equity		619,163
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,167,171

See notes to the Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company. MUSHD is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is a registered broker-dealer, doing business as MUFG, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Futures Commission Merchant and is a member of the National Futures Association ("NFA").

In its capacity as a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, securities borrow and loan transactions, and domestic and foreign debt and equity securities transactions.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish an U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result, from July 1, 2016, the Company's immediate parent company will change from MUSHD to MUFG Americas Holding Corporation ("MUAH").

MUFG Securities (CANADA), Ltd. ("MUSCAD") is a wholly-owned subsidiary of the Company established on September 30, 2015. MUSCAD is currently awaiting approval from the Investment Industry Regulatory Organization of Canada ("IIROC") and FINRA to begin its operations. Once approval is received, MUSCAD intends to operate as a Canadian broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Consolidated Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Consolidation –The Company consolidates all entities in which the Company owns a majority of the outstanding voting stock. All intercompany accounts and transactions are eliminated upon consolidation.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2015, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed the Company deposits cash with the lender.

Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition.

From time to time, the Company may borrow securities without collateral from affiliates. As at December 31, 2015, the Company had no such borrowings from affiliates. The Company does not record these securities on the Consolidated Statement of Financial Condition because the requirements of a sale have not been met by the affiliate under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing.*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase– Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with ASC 860, *Transfers and Servicing,* and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of securities purchased under agreements to resell and securities sold under agreements to repurchase approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities purchased under agreements to resell and Securities sold under agreements to repurchase is accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition.

FASB ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters,* requires that all of the following conditions be met in order for a right of setoff to exist: (1) Each of two parties owes the other determinable amounts, (2) The reporting party has the right to set off the amount owed with the amount owed by the other party, (3) The reporting party intends to set off, and (4) The right of setoff is enforceable at law. When these requirements are met, the Company nets certain repurchase agreements and reverse repurchase agreements with the same counterparty on the Consolidated Statement of Financial Condition.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2015, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for regular-way securities not delivered by the Company to a purchaser by the settlement date, receivables arising from unsettled trades, margin deposits with clearing organizations, receivables from underwriting transactions, and receivables on futures transactions.

Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to the Company or not received by the Company. Customer transactions are recorded on a settlement date basis.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net by CUSIP on a trade date basis. For U.S. Government and agency securities, futures, corporate and municipal debt, realized gains and losses are determined on a first in–first out basis. For equities and options, realized gains and losses are determined using a weighted average cost basis. Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased, is accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition. All positions are carried at fair value.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value, parenthetically on the Consolidated Statement of Financial Condition.

The Company's derivatives, which are primarily exchange-traded options, interest rate futures, and forward foreign exchange contracts, are reported on the Statement of Financial Condition at their fair value. The Company also enters into forward foreign exchange contracts to economically hedge non-dollar term repurchase agreements and non-dollar term loans.

Fair Value Hierarchy – FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less

observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Furniture, equipment and leasehold improvements – Furniture and equipment are recorded at cost, less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. As of December 31, 2015, furniture and equipment amounted to $25.6 million and leasehold improvements amounted to $25.1 million. The related accumulated depreciation and amortization was $9.7 million and $0.8 million, respectively.

Income taxes – In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. For the year ended December 31, 2015, the Company recognized no such valuation allowance.

Accrued expenses and other liabilities – Accrued expenses and other liabilities are comprised primarily of $72.6 million in employee related payables and $22.5 million in capital markets related payables.

Investment banking – Investment banking includes fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services. Investment banking fees receivable are reported in Receivables from Broker, dealers and clearing organizations on the Consolidated Statement of Financial Condition

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued into U.S. dollar equivalents using the date of the Consolidated Statement of Financial Condition spot foreign exchange rates.

Variable interest entities - ASC 810, *Consolidation* ("ASC 810") provides guidance on determining whether certain entities that do not meet the criteria necessary to be considered an operating company (for example, a voting-interest entity) should be included in an enterprise's Consolidated Statement of Financial Condition. Entities that do not meet the criteria as an operating company are commonly referred to as variable interest entities ("VIE's"). An enterprise is considered to have a controlling financial interest in a VIE when it has a variable interest, or a combination of variable interests, that gives that enterprise (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise that has a controlling financial interest, known as the primary beneficiary of the VIE, must consolidate the VIE.

During and for the year ended December 31, 2015, the Company was involved in several structured underwritings, however, it did not have any interests in VIE's in which the Company was determined to be the primary beneficiary.

3. RECENT ACCOUNTING DEVELOPMENTS

In August 2014, the FASB issued ASU 2014-13, *Consolidation Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity*, which makes limited amendments to ASC Topic 810, *Consolidation.* The ASU offers reporting entities that consolidate collateralized financing entities, a measurement alternative to measuring the financial assets and the financial liabilities of that collateralized financing entity. The amendments clarify that the fair value of the financial assets and the fair value of the financial liabilities of the consolidated collateralized financing entity should be measured using the requirements of ASC Topic 820, *Fair Value Measurements and Disclosures,* and any differences in the fair value of the financial assets and the fair value of the financial liabilities of that consolidated collateralized financing entity should be reflected in earnings and attributed to the reporting entity in the consolidated statement of income (loss). The amendments in this update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company does not believe the adoption of this ASU will have a material impact on its Consolidated Statement of Financial Condition.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* The ASU requires management to assess whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date the Consolidated Statement of Financial Condition is issued. The amendments in this update are effective for all entities for the annual period beginning after December 15, 2016, and for annual periods and interim period thereafter. The Company does not believe the adoption of this ASU will have a material impact on its Consolidated Statement of Financial Condition.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2015 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 67,738	$ 55,056
Receivables/Payables from clearing organizations	1,551	36,521
Capital markets agent transactions	37,593	-
Interest rate futures	349	-
Pending trades	29,621	-
Total	$ 136,852	$ 91,577

5. SHORT TERM BORROWINGS

The Company has short term borrowings totaling approximately $1.0 billion with its parent, MUSHD and with its affiliate, The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). The short term borrowings at December 31, 2015 consist of the following:

Lender	Maturity Date	Rate Basis		Principal Amount (in 000's)
BTMU	January 25, 2016	3m ICE LIBOR + 0.375%	$	50,000
BTMU	February 23, 2016	3m ICE LIBOR + 0.375%		50,000
BTMU	March 23, 2016	3m ICE LIBOR + 0.375%		50,000
MUSHD	January 22, 2016	6m USD LIBOR + 0.482%		200,000
MUSHD	February 1, 2016	0.083%		199,440
MUSHD	February 29, 2016	0.101%		199,440
MUSHD	March 14, 2016	0.085%		191,130
MUSHD	April 11, 2016	0.088%		108,030
		Total	$	1,048,040

The Company has a $1.4 billion uncommitted, unsecured borrowing facility with its parent, MUSHD. The short term borrowings with MUSHD above are draws against this facility. With the exception of the $200.0 million borrowing maturing on January 22, 2016, all MUSHD borrowings are denominated in Japanese Yen (84 billion). The principal amount presented in the table has been translated at the JPY to USD spot rate at December 31, 2015.

The Company has a $475.0 million uncommitted, secured borrowing facility with BTMU. The short term borrowings with BTMU above are draws against this facility.

The Company has a $300.0 million committed, secured facility with a third party lender.. This facility is used for intraday liquidity purposes, and as such, there were no outstanding borrowings against this facility at December 31, 2015.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has three subordinated borrowings totaling \$220.0 million with its parent, MUSHD, at December 31, 2015 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
September 30, 2018	6m USD LIBOR + 1.385%	1.87%	$ 35,000
March 31, 2016	6m USD LIBOR + 1.167%	1.59%	35,000
March 31, 2016	6m USD LIBOR + 1.569%	1.99%	150,000
		Total	$ 220,000

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The borrowings are considered in the debt to equity ratio for regulatory purposes.

The borrowings allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval from FINRA and the NFA.

7. FINANCIAL INSTRUMENTS

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, at December 31, 2015 consist of:

(in 000's)	Owned	Sold
U.S. Treasury securities	$ 1,392,591	$ 2,444,532
U.S. Agency securities	256,850	-
Other sovereign government obligations	4,760	16,433
Asset-backed securities	133,203	-
Corporate bonds	827,833	411,912
Municipal securities	2,281	-
Equities	29,647	42,464
Derivatives:		
Forward foreign exchange contracts	8,983	-
Other	6	273
Total	$ 2,656,154	$ 2,915,614

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Consolidated Statement of Financial Condition. The Company also loaned or pledged financial

instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2015, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge is $389.2 million.

8. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2015, by level within the fair value hierarchy:

(in 000's)	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
U.S. Treasury securities	$ 201,201	$ 1,191,390	$ -	$ 1,392,591
U.S. Agency securities	-	256,850	-	256,850
Other sovereign government obligations	-	4,760	-	4,760
Asset-backed securities	-	133,203	-	133,203
Corporate bonds	-	827,833	-	827,833
Municipal securities	-	2,281	-	2,281
Equities	29,647	-	-	29,647
Derivatives:				
Forward foreign exchange contracts	-	8,983	-	8,983
Other	-	6	-	6
Total Financial instruments owned	$ 230,848	$ 2,425,306	$ -	$ 2,656,154
Receivables from brokers, dealers and clearing organizations	$ 349	$ -	$ -	$ 349
Liabilities				
Financial instruments sold, but not yet purchased:				
U.S. Treasury securities	$ 42,286	$ 2,402,246	$ -	$ 2,444,532
Other sovereign government obligations	-	16,433	-	16,433
Corporate bonds	-	411,912	-	411,912
Equities	42,464	-	-	42,464
Derivatives:				
Other	-	273	-	273
Total Financial instruments sold, but not yet purchased	$ 84,750	$ 2,830,864	$ -	$ 2,915,614

U.S. Treasury securities, U.S. Agency securities, and Other sovereign government obligations are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded. Less actively traded U.S. Treasury securities, U.S. Agency securities, and Other sovereign government obligations are categorized in Level 2 of the fair value hierarchy.

Corporate bonds are valued using third party market price quotations or recently executed transactions. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Municipal securities and Asset-backed securities are valued using third party market price quotations. These securities are categorized in Level 2 of the fair value hierarchy.

Forward foreign exchange contracts, which are considered over-the-counter ("OTC") derivatives, are valued based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Futures (exchange traded) are valued based on quoted prices from the exchange. These contracts are categorized in Level 1 of the fair value hierarchy.

Equity securities (exchange traded) are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. For the year ended December 31, 2015 there was $89.6 million of U.S. Treasury securities that moved from on-the-run to off-the-run, and therefore, transferred from Level 1 to Level 2 within the fair value hierarchy.

Non- recurring Fair Value Measurements

Certain financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, cash segregated under federal and other regulations, deposits with clearing organizations and others, short term receivables and payables, accrued interest receivables and payables, other assets, short term borrowings, securities borrowed, securities purchased under agreements to resell, securities loaned, securities sold under agreements to repurchase, and liabilities subordinated to claims of general creditors and accrued expenses and other liabilities. These financial instruments are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial instruments may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2015, certain securities purchased under agreements to resell and securities sold under agreements to repurchase were considered longer term in nature. Securities purchased under agreements to resell and securities sold under agreements to repurchase are valued using a discounted cash flow ("DCF") technique. The significant valuation inputs used included interest rates and collateral funding spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities, which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2015, by level within the fair value hierarchy. The table excludes all non-financial instruments such as Furniture, equipment and leasehold improvements, tax assets and liabilities, and certain estimated accruals and provisions.

(in 000's)	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash and cash equivalents	$ 102,626	$ 102,626	$ -	$ -	$ 102,626
Cash segregated under federal and other regulations	22,000	22,000	-	-	22,000
Securities borrowed	7,114,164	-	7,114,164	-	7,114,164
Securities purchased under agreements to resell, net	23,933,272	-	23,932,012	-	23,932,012
Deposits with clearing organizations and others	57,201	-	57,201	-	57,201
Receivables from Brokers, dealers and clearing organizations	136,852	-	136,852	-	136,852
Receivables from Customers	277	-	277	-	277
Receivables from Affiliates	6,419	-	6,419	-	6,419
Interest receivable	36,173	-	36,173	-	36,173
Other assets	24,069	-	24,069	-	24,069
Total	$ 31,433,053	$ 124,626	$ 31,307,167	$ -	$ 31,431,793
Liabilities:					
Short term borrowings	$ 1,048,040	$ -	$ 1,048,040	$ -	$ 1,048,040
Securities loaned	2,053,328	-	2,053,328	-	2,053,328
Securities sold under agreements to repurchase, net	27,051,500	-	27,050,389	-	27,050,389
Payables to Brokers, dealers and clearing organiations	91,577	-	91,577	-	91,577
Payables to Customers	6,979	-	6,979	-	6,979
Payables to Affiliates	36,929	-	36,929	-	36,929
Interest payable	18,169	-	18,169	-	18,169
Accrued expenses and other liabilities	105,136	-	105,136	-	105,136
Liabilities subordinated to claims of general creditors	220,000	-	220,000	-	220,000
Total	$ 30,631,658	$ -	$ 30,630,547	$ -	$ 30,630,547

9. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward foreign exchange contracts, futures, equity options, when-issued securities transactions, and forward settling trades. The Company manages its trading positions by employing a variety of risk mitigation strategies. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

The Company enters into OTC derivatives in the form of forward foreign exchange contracts to economically hedge exposure to Japanese Yen denominated borrowings. The contracts all have maturities within 12 months and the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was BBB+ or higher.

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis as of December 31, 2015:

	Assets		Liabilities	
(in 000's)	Fair Value	Notional	Fair Value	Notional
Financial instruments owned / sold, but not yet purchased:				
Forward foreign exchange contracts	$ 8,983	$ 689,972	$ -	$ -
Other	6	582	273	95,053
Receivables from brokers, dealers and clearing organizations:				
Interest rate futures	$ 349	$ 1,166,000	-	-

10. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, advisory services, clearing and operational support.

At December 31, 2015, assets and liabilities with related parties consist of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	4,162
Securities borrowed		5,714
Securities purchased under agreements to resell, net		5,614,659
Receivables from Brokers, dealers and clearing organizations		48,331
Receivables from Affiliates		6,419
Interest receivable		3,876
Liabilities:		
Short term borrowings	$	1,048,040
Securities loaned		552,203
Securities sold under agreement to repurchase, net		214,343
Financial instruments sold, but not yet purchased, at fair value		68
Payables to Brokers, dealers and clearing organizations		5,213
Payables to Affiliates		36,929
Interest payable		2,254
Liabilities subordinated to claims of general creditors	$	220,000

The Company has an uncommitted short term borrowing facility with its parent, MUSHD and a collateralized uncommitted short term borrowing facility with BTMU. For further information related to these facilities and short term borrowings, see Footnote 5.

The Company has three subordinated borrowings totaling $220.0 million with MUSHD. For further information related to the subordinated borrowings, see Footnote 6.

On September 28, 2015, the Company issued an additional 2,000 shares of Common Stock at par value to its sole shareholder, MUSHD, in exchange for $200.0 million.

MUSHD extends guarantees on the Company's liability arising out of or in connection with the Master Repurchase Agreement and Master Securities Lending Agreement with certain counterparties. At December 31, 2015, the guaranteed balance was $3.0 million.

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned. As of December 31, 2015, the associated payable was $21.8 million and was recorded as Payables to affiliates on the Consolidated Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates and also sublets a portion of its lease space to an affiliate. As of December 31, 2015, the associated receivable and the associated payable were $6.4 million and $14.7 million, respectively, and were recorded as Receivables

from Affiliates and Payables to Affiliates, respectively, on the Consolidated Statement of Financial Condition.

The Company has entered into a sublease with MUAH to rent its primary office space in New York. For further information related to this sublease and other commitments with affiliates, see Footnote 15.

11. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, and California) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2015 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	27,196
Accrued and deferred rent		734
Accrued interest		830
Interest and taxes for uncertainties		155
Prepaid pension		195
Other items		95
Gross deferred tax assets		29,205
Valuation allowance		-
Gross adjusted deferred tax assets		29,205
Deferred tax liabilities:		
Depreciation		(6,405)
Net deferred tax assets	$	22,800

There are no valuation allowances for deferred tax assets at December 31, 2015 and the allowance was unchanged from December 31, 2014.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000's)		
Balance at January 1, 2015	$	2,739
Increases related to current year tax positions		-
Decreases related to prior year tax positions		(1,145)
Settlements of prior year tax positions		(1,100)
Balance at December 31, 2015	$	494

The entire balance of unrecognized tax benefits at December 31, 2015 would, if recognized, affect the effective tax rate on income.

Reserves for interest, net of benefit, and penalties, if any, are included as accrued expenses and other liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2015, the interest and penalty accrual is $0.1 million.

The Company is either open to, or currently under, examination for tax years 2009 and forward for California, 2011 and forward for New York State, 2012 and forward for New York City and New Jersey, and 2013 and forward for Federal.

12. COLLATERALIZED AGREEMENTS

The Company enters into derivatives transactions, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund the Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2015:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition	Net Amount
Assets:					
Securities borrowed	$ 7,114,164	$ -	$ 7,114,164	$ (6,989,557)	$ 124,607
Securities purchased under agreements to resell	29,382,881	(5,449,609)	23,933,272	(23,933,166)	106
Forward foreign exchange contracts	8,983	-	8,983	(7,645)	1,338
Liabilities:					
Short term borrowings	$ 150,000	$ -	$ 150,000	$ (118,601)	$ 31,399
Securities loaned	2,053,328	-	2,053,328	(2,053,328)	-
Securities sold under agreements to repurchase	32,501,109	(5,449,609)	27,051,500	(26,270,884)	780,616
Forward foreign exchange contracts	-	-	-	-	-

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement.

Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell and Securities sold under agreements to repurchase, do not meet the netting criteria.

The following table presents, as of December 31, 2015, the gross obligations for Securities sold under agreements to repurchase, and Securities loaned by remaining contractual maturity and class of collateral pledged.

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase					
U.S. Treasury securities	$ 8,415,119	$ 2,413,066	$ 2,047,938	$ -	$ 12,876,123
U.S. Agency securities	302,494	729	29	-	303,252
Other sovereign government obligations	6,038	-	-	-	6,038
Asset-backed securities	112,703	13,344	6,604	-	132,651
Mortgage-backed securities	6,914,626	6,800,271	2,285,764	400,000	16,400,661
Corporate bonds	527,274	466,352	408,602	-	1,402,228
Municipal Securities	25,000	153,362	100,000	-	278,362
Equities	149,769	774,100	177,925	-	1,101,794
Total	$ 16,453,023	$ 10,621,224	$ 5,026,862	$ 400,000	$ 32,501,109
Securities loaned					
U.S. Treasury securities	$ 1,983	$ -	$ -	$ -	$ 1,983
Mortgage-backed securities	-	-	1,026,438	-	1,026,438
Equities	548,743	277,072	199,092	-	1,024,907
Total	$ 550,726	$ 277,072	$ 1,225,530	$ -	$ 2,053,328

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrow and loan transactions. Under these agreements and transactions, the Company either receives or provides collateral. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2015, the fair value of securities received as collateral, prior to netting, was $36.9 billion and the fair value of the portion that has been sold or repledged was $35.6 billion.

The Company also enters into forward-starting collateralized financing agreements which, in accordance with industry practice, were not recognized on the Consolidated Statement of Financial Condition until the start date. At December 31, 2015, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $1.6 billion and $0.5 billion, respectively.

13. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements and securities borrowed and loaned reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Consolidated Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Consolidated Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears securities transactions through the Depository Trust and Clearing Corporation's subsidiaries, Fixed Income Clearing Corporation, the National Securities Clearing Corporation, and the Depository Trust Company. The Company clears options transactions through the Options Clearing Corporation. These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Consolidated Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

14. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, California and Texas.

In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. A reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2015 is $1.1 million.

In 2014, the Company entered into a sublease with MUAH to rent its primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2016	$ 6,506
2017	6,506
2018	6,495
2019	6,496
2020	6,462
Thereafter	79,704
Total	$ 112,169

Securities Financing – The Company has two committed facilities to provide collateralized financing to third parties. In one facility, the commitment is up to an aggregate of $1.0 billion. The second facility is shared with an affiliate, MUSI, with an aggregate commitment up to $0.3 billion. At December 31, 2015, the facilities were not drawn down.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Consolidated Statement of Financial Condition at December 31, 2015.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

15. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Contributions are based on an amount that satisfies ERISA funding standards.

The BTMU cash balance pension plan was frozen effective December 31, 2014 with future accruals described hereinafter. As part of BTMU's integration with Mitsubishi Union Bank ("MUB") and its parent company, MUAH, a successor pension plan, sponsored by MUAH, took effect on January 1, 2015. This successor pension plan covers all eligible employees as of January 1, 2015 and thereafter. The BTMU cash balance pension plan was not rolled over into the successor MUAH sponsored plan as of December 31, 2015 and will continue to hold assets and liabilities for employees with the firm prior to that date.

In 2011, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly by an outside third party based on cash surrender value of the corporate-owned life insurance. At December 31, 2015, the value of the trust is $15.2 million and is included in Other assets with an equal amount recognized as an obligation to the employees in Accrued expenses and other liabilities.

16. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of $250,000, 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act. For Rule 15c3-1 purposes, there are certain additional capital requirements for broker-dealers engaging in reverse repurchase agreements. The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit items computed in accordance with §240.15c3-3a, 7% of the funds required to be segregated pursuant to the Commodity Exchange Act, or net capital would be less than 120 percent of the minimum dollar amount required by paragraph (a)(1)(ii) of §240.15c3-1. At December 31, 2015, the Company had net capital of $627.7 million that was $626.7 million in excess of the $1.0 million requirement.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2015, the Company had a customer reserve requirement of $6.8 million. At December 31, 2015, the Company had $22.0 million reflected on the Consolidated Statement of Financial Condition as Cash segregated under federal and other regulations or requirements.

17. SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2015 through February 24, 2016, the date on which the Consolidated Statement of Financial Condition is available to be issued. The following subsequent events requiring disclosure for the year ended December 31, 2015 occurred:

- On January 22, 2016, the Company's $200.0 million short term borrowing from MUSHD matured and was repaid by the Company. On the same day, the Company borrowed 25 billion Japanese Yen (USD equivalent at January 22, 2016 $210.5 million) from MUSHD with a four month maturity to May 23, 2016;

- On February 1, 2016, the Company's 24 billion Japanese Yen (USD equivalent at December 31, 2015 $199.4 million each) short term borrowing from MUSHD matured, and was renewed as a 24 billion Japanese Yen (USD equivalent at February 1, 2016 $198.4 million) borrowing with a four month maturity to June 1, 2016;

- On January 25, 2016, and February 23, 2016, the Company's two separate $50.0 million short term borrowings from BTMU matured, and were renewed as two separate $50.0 million borrowings with three month maturities to April 25, 2016, and May 23, 2016, respectively.

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